

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via facsimile
Mr. Efrain Rivera
Senior Vice President, Chief Financial Officer and Treasurer
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625-2396

> **Re:** **Paychex, Inc.**
> **Form 10-K for fiscal year ended May 31, 2011**
> **Filed July 15, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 31, 2011**
> **File No. 0-11330**

Dear Mr. Rivera:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2011

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 9

Cash Compensation, page 9

1.   We note your disclosure that the annual retainer for directors increased from $25,000 to $70,000. With a view toward future disclosure, please tell us why the annual retainer for directors nearly tripled during fiscal 2011. Refer to Item 402(k)(3) of Regulation S-K.

<u>Compensation Discussion and Analysis, page 22</u>

<u>Annual Officer Performance Incentive Program, page 27</u>

2.   In future filings, please ensure that you have fully described the basis for individual compensation awards and how pay correlated with the performance of your business. For example, if incentive program payouts are first contingent upon the company meeting a goal for net income, you should disclose what that goal was. Where you have adjusted target performance measures from amounts you report in your financial statements, please briefly explain the nature of material adjustments. Where you base compensation on qualitative goals, please discuss the nature of those goals.

<u>Separation Agreements, page 30</u>

3.   Please tell us what consideration you gave to filing the separation agreements with your former CEO, Mr. Judge, and your former Senior Vice President of Sales and Marketing, Mr. Humenik, as exhibits to your fiscal 2011 Form 10-K, or confirm that you will file these agreements with your next report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson at (202) 551-3749, Pam Long at (202) 551-3765 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief